September 26, 2025

Hongyan Yu
Chief Executive Officer
Cybriatech Inc
B2, 6/F, Phase-2 Hang Fund Industrial Building
2G, Hok Yuen Street, Hung Hom, Kowloon
Hong Kong

       Re: Cybriatech Inc
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 16, 2025
           File No. 333-287896
Dear Hongyan Yu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Description of Business
Contracted Clients, page 34

1. Please revise to clarify the duration of your customer service agreements described here. Make clear the respective effective dates and whether these agreements are still in effect. With regard to Service Agreement No. 1, you disclose that you entered into this agreement on November 26, 2024 and that the term of the agreement commences on the effective date and continues for a period of three months, or until
       February 26, 2025. Similarly, with regard to Service Agreement No. 2 you entered into the agreement on May 2, 2025 for a period of two months from the effective date,
 September 26, 2025
Page 2

       or until July 2, 2025. To the extent you no longer have any effective service agreements, or other effective customer agreements that are currently
       generating revenue, please revise your disclosure throughout the registration statement to state the same. Please update your Business, Management's Discussion and
       Analysis, and Risk Factors sections accordingly.
Exhibits to Registration Statement, page II-2

2. We note that you legal opinion, filed as Exhibit 5.1, states that you are registering up to 500,000,000 shares of common stock. However, the cover page and fee table, filed as Exhibit 107, state that you are offering 2,000,000 shares of common stock. Please reconcile for consistency. Additionally, please file a written consent for each of L&C
       Law Group P.C. and Guangdong Shenmou Law Firm. Refer to Item 601(b)(23) of
       Regulation S-K.
General

3. We note that all of your operations are conducted through your sole entity, Cybriatech
       Inc., a Nevada corporation operating in Hong Kong. It appears that you do not have any subsidiaries. If true, please revise to remove references that describe yourself as a holding company and any disclosure that may suggest you currently have operating subsidiaries. Maintain disclosure that the PRC government/Chinese regulatory authorities could disallow your structure.
       Please contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services